CYBERMESH INTERNATIONAL CORP.

3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89169, U.S.A. Tel: 1-888-597 8899, Fax:1-702-784 7601

January 12, 2009

United States Securities & Exchange Commission 100F Street, N.E. Washington, D.C. 20549

Attention: Dana Hartz, Staff Accountant – Division of Corporate Finance

RE: Cybermesh International Corp (the “Registrant”) File Number 000-52207

Dear Ms. Hartz,

Thank you for your letter dated January 7, 2009. In response to your letter, I have addressed your comments as follows:

With regards to the Registrant’s Exhibit 31.1 on Form 10K and Form 10Q for the fiscal year ended May 31, 2008 and quarter ended August 31, 2008, respectively, I have made revisions as per your comments.

a.	Titles of the officer and name of the registrant have been removed from the 1st line
b.	The name of the registrant has been indentified in the 1st paragraph.
c.	Report descriptions have been removed with the exception of the 1st paragraph.
d.	The “registrant” is now referred to as the Company.
e.	Paragraphs 4 and 5 have been revised to “The registrant’s other certifying officer and I”.
f.	Paragraph 4(b) has been included.

Attached to this letter is Exhibit 31.1 which as been revised as per your comments which will be filed with the registrant’s November 30, 2008 Form 10Q.

All future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

The Registrant acknowledges the following:

  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Division of Enforcement has access to all information the Registrant provides to the staff of the Division of Corporation Finance in review of the Registrant’s filings or in response to comments on the Registrant’s filings.

Please let me know if you require anything further.

Regards,

/s/ Locksley Samuels Locksley Samuels, President

EXHIBIT 31.1

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Locksley Samuels, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Cybermesh International Corp.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f)) for the registrant and have:

	a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

	b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c)	Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d)	Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.	The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

	a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: January 12, 2009	By: /s/ Locksley Samuels
Locksley Samuels, President, CEO, CFO, Secretary,
Treasurer and Director